Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and address of the company

Turquoise Hill Resources Ltd. (the Company)

Suite 354 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4

Canada

2.	Date of Material Change

December 14, 2015.

3.	News release

News release was issued on December 14, 2015.

4.	Summary of material change

On December 14, 2015, the Company announced that its subsidiary Oyu Tolgoi LLC (Oyu Tolgoi) had signed a USD $4.4 billion project finance facility with a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The Company also announced that it had entered into a number of agreements with its majority shareholder, Rio Tinto, in connection with the signing of project financing.

5.1	Full description of material change

On December 14, 2015, the Company announced that its subsidiary Oyu Tolgoi had signed a USD $4.4 billion project finance facility, one of the largest in the mining industry, with a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks (the Project Finance Facility).

Subject to the boards of the Company, Rio Tinto and Oyu Tolgoi approving a formal ‘notice to proceed’, the full USD $4.4 billion facility will be drawn down by Oyu Tolgoi subject to satisfaction of certain conditions precedent typical for a financing of this nature. Net proceeds from the Project Finance Facility (the Net PF Proceeds), after fees and taxes, are anticipated to be approximately USD $4.1 billion. The Net PF Proceeds will be used by Oyu Tolgoi to pay down shareholder loans payable to the Company. The Net PF Proceeds will be available to be re-drawn by Oyu Tolgoi for the development of the underground mine.

As part of the project finance agreements, Rio Tinto has agreed to provide a completion support undertaking in favour of the project finance lenders. In consideration for providing completion support, and as contemplated by previous agreements, Oyu Tolgoi and the Company have agreed to pay Rio Tinto an annual completion support fee equal to 2.5% of the amounts drawn under the Project Financing Facility, of which 1.9% is payable by Oyu Tolgoi and 0.6% is payable by the Company. The annual completion support fee will apply to funding used for facility fees and taxes at initial drawdown as well as amounts used to fund development. The obligation to pay a completion support fee will terminate on the date Rio Tinto’s completion support obligations to the project lenders terminate.

The parties have agreed to a debt capacity of $6.0 billion for Oyu Tolgoi, providing the option for an additional $1.6 billion of supplemental debt in the future.

In its capacity as project sponsor, the Company will enter into a sponsor debt service undertaking with Rio Tinto, the project lenders and agents representing such lenders (the Sponsor DSU). Under the Sponsor DSU, the Company guarantees to the finance parties payment of principal, interest and fees owed by Oyu Tolgoi to the senior lenders under project financing payable prior to completion. The obligations of the Company under the Sponsor DSU terminate upon the earliest of (i) completion of the project, (ii) the termination of the Sponsor DSU as a result of the occurrence of a suspensive event, and (iii) the date on which all senior debt obligations have been irrevocably and unconditionally paid or discharged and the commitments have terminated or expired.

Additionally, in connection with the signing of the project finance agreements with the project lenders and in consideration of Rio Tinto’s completion support undertaking, the Company has entered into a number of agreements, including: a financing support agreement with Rio Tinto (the Company Financing Support Agreement); a financing support agreement with Oyu Tolgoi and Rio Tinto (the Oyu Tolgoi Financing Support Agreement) and a cash management services agreement with 9539549 Canada Inc. and Rio Tinto International Holdings Limited (RTIH) (the Cash Management Services Agreement).

Under the Company Financing Support Agreement, in the event a fact or circumstance occurs which affects or could reasonably be expected to affect the Company’s ability to meet its obligations under the Sponsor DSU or give rise to an event of default or completion default under the project finance agreements, Rio Tinto shall have the right to require that the Company effect an equity contribution by way of private placement of the Company shares to Rio Tinto or a rights offering similar in form and structure to the rights offering which closed in January 2014. The Company will also have the right to propose an alternative financing proposal to Rio Tinto which, depending on the nature of such proposal, may require Rio Tinto’s consent. The parties have agreed that the aggregate amount of any such funding mechanisms shall not exceed 25% of the Company’s market capitalization as of the date of the Company Financing Support Agreement. Any such transaction shall also be subject to applicable securities laws.

The Company Financing Support Agreement also contains certain restrictions relating to the conduct of the Company’s business and operations and to the implementation of certain corporate transactions until the later of (i) the date Rio Tinto’s completion support obligations terminate, (ii) the date that all senior loan advances under the project finance agreements are repaid in full, and (iii) the date that all subordinated debt advances by Rio Tinto have been repaid in full, which shall be deemed to be the date on which Rio Tinto’s completion support obligations terminate if, as of such date, the aggregate amount of subordinated debt advances by Rio Tinto has not exceeded $500 million.

Under the Oyu Tolgoi Financing Support Agreement, in the event a fact or circumstance occurs which affects or could reasonably be expected to affect Oyu Tolgoi’s ability to meet its obligations under the project finance agreements or give rise to an event of default thereunder, Rio Tinto shall have the right to require that Oyu Tolgoi borrow funds from Rio Tinto (or an affiliate thereof) by way of a senior debt advance or a subordinated debt advance, or borrow funds from a third party senior lender. The proceeds of any such advances shall be used to repay amounts due and owing to the project lenders.

Under the Cash Management Services Agreement, the Company has appointed 9539549 Canada Inc. as service provider to provide post-drawdown cash management services in connection with the Net PF Proceeds, which shall be deposited with 9539549 Canada Inc. and returned to the Company as required for purposes of funding the Oyu Tolgoi underground mine. The Company is also entitled to the return of any outstanding balance of such managed funds upon the termination of Rio Tinto’s completion support obligations. RTIH has agreed to guarantee the obligations of the service provider under this agreement.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of the National Instrument

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive officer

Further information regarding the matters described in this report may be obtained from Dustin Isaacs, General Counsel and Corporate Secretary. Mr. Isaacs is knowledgeable about the details of the material change and may be contacted at (604) 648-3952.

9.	Date of report

December 18, 2015.

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